Exhibit 99.1

TUFIN SOFTWARE TECHNOLOGIES LTD.
5 HaShalom Road, ToHa Tower
Tel Aviv, Israel

Dear Shareholder,

You are cordially invited to attend an Annual General Meeting (the “Meeting”) of the shareholders of Tufin Software Technologies Ltd. (the “Company”), to be held at 06:00 p.m., Israel time, on July 29, 2020, at the Company’s offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel.

The Company’s notice of the Meeting, as published on June 24, 2020, and the proxy statement (“Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on July 2, 2020, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s board of directors recommends a vote “FOR” each matter set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Reuven Kitov, Chief Executive Officer and Chairman of the Board of Directors

TUFIN SOFTWARE TECHNOLOGIES LTD.
5 HaShalom Road, ToHa Tower
Tel Aviv, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Tufin Software Technologies Ltd. (the “Company”) will be held at 06:00 p.m., Israel time, on July 29, 2020, at the Company’s offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, for the following purposes:

1.	Approval of the re-election of each of Mr. Yuval Shachar, Mr. Reuven Harrison and Mr. Edouard Cukierman;

2.	Approval of amendments to the compensation terms of the Company’s non-executive directors;

3.	Approval of amendments to the Company’s compensation policy;

4.	Approval of amendments to the amended and restated articles of association of the Company to add a forum selection provision;

5.	Approval and ratification of the Company’s D&O Insurance Policy;

6.	Approval of a grant of RSUs to the Company’s chairman and chief executive officer;

7.	Approval of grant of RSUs to the Company’s director and chief technology officer; and

8.
Approval and ratification of the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2019.

The approval of each of Proposal Nos. 3 and 5, and in the event that Proposal No. 3 is not approved, Proposal No. 2, requires the affirmative vote of a majority of the voting power represented at Meeting in person or by proxy and voting thereon (which excludes abstentions); provided, that (i) such majority vote at the Meeting includes a majority of the total votes of shareholders participating in the voting at the Meeting in person or by proxy who are not controlling shareholders of the Company and do not have a personal interest in the approval of the proposal, excluding abstentions; or (ii) the total number of votes of shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Israeli Companies Law 5759-1999, and regulations promulgated thereunder, or the Companies Law, defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:

(i) a personal interest of that person’s relative (i.e. spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing); or

(ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer). For the purpose of approving related-party transactions (such as Proposal Nos. 2 and 5), the term also includes any shareholder that holds 25% or more of the voting rights of a company if the company has no shareholder that owns more than 50% of its voting rights and two or more shareholders who have a personal interest in such a transaction are deemed to be joint holders.

As part of the special majority vote described above, you must state whether or not you are a controlling shareholder or have a personal interest in the approval of the Proposal. If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted on Proposal Nos. 3, 5, and Proposal No. 2, in the event that Proposal No. 3 is not approved at the Meeting.

Only shareholders of record at the close of business on July 2, 2020, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

Your proxy may be revoked at any time before it is voted either by you returning a later-dated proxy card or by voting your shares in person at the Meeting.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about July 6, 2020, to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.tufin.com and on the SEC’s website at www.sec.gov. Proxies must be submitted to the Company’s transfer agent no later than 11:59 p.m. EST on July 28, 2020, or to our offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, to the attention of Mr. Yuval Fessler, general counsel of the Company no later than 8:00 a.m. (Israel time) on July 29, 2020. Proxies delivered to the Company or to its transfer agent following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

In accordance with the Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting. Position statements must be submitted to the Company at its registered offices, at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, to the attention of Mr. Yuval Fessler, general counsel of the Company, no later than July 19, 2020. Reasonable costs incurred by the Company in dealing with a position statement shall be borne by the submitting shareholder. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov.

The information and details provided on the Company’s Proxy Statement are incorporated by reference into this notice. Therefore, this notice should be read in conjunction with the information provided in the Proxy Statement.

By Order of the Board of Directors,

Reuven Kitov,
Chief Executive Officer and Chairman of the Board of Directors

Tel-Aviv, Israel
June 24, 2020

ii

TUFIN SOFTWARE TECHNOLOGIES LTD.
5 HaShalom Road, ToHa Tower
Tel Aviv, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.015 per share (the “Shares”), of Tufin Software Technologies Ltd. (the “Company”) in connection with the solicitation of proxies on behalf of the board of directors of the Company (the “Board of Directors”) for use at the annual general meeting of shareholders (the “Meeting”) to be held at 06:00 p.m., Israel time, on July 29, 2020, at the Company’s offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.	Approval of the re-election of each of Mr. Yuval Shachar, Mr. Reuven Harrison and Mr. Edouard Cukierman;

2.	Approval of amendments to the compensation terms of the Company’s non-executive directors;

3.	Approval of amendments to the Company’s compensation policy;

4.	Approval of amendments to the amended and restated articles of association of the Company;

5.	Approval and ratification of the Company’s D&O Insurance Policy;

6.	Approval of a grant of RSUs to the Company’s chairman and chief executive officer;

7.	Approval of grant of RSUs to the Company’s director and chief technology officer; and

8.
Approval and ratification of the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2019.

Record Date

Only shareholders of record at the close of business on July 2, 2020, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. At the close of business on July 23, 2020, the Company had outstanding 35,713,774 Shares, each of which is entitled to one vote on each of the matters being voted on at the Meeting.

Quorum

Pursuant to our amended and restated articles of association of the Company (the “Articles”), the quorum required for general meetings of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding 1/3 or more of our voting rights. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our Board of Directors if so specified in a notice to our shareholders. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Pursuant to our Articles, holders of our Shares have one vote for each Share held on all matters submitted to a vote before the shareholders at a general meeting.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. Other than Proposal No. 8, none of the items on the agenda for the Meeting may be considered routine. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any non-routine proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote”. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Required Vote

The approval of each of Proposal Nos. 3, 5 and in the event that Proposal No. 3 is not approved, Proposal No. 2, requires the affirmative vote of a majority of the voting power represented at Meeting in person or by proxy and voting thereon (which excludes abstentions); provided, that (i) such majority vote at the Meeting includes a majority of the total votes of shareholders participating in the voting at the Meeting in person or by proxy who are not controlling shareholders of the Company and who do not have a personal interest in the approval of the proposal, excluding abstentions; or (ii) the total number of votes of shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Israeli Companies Law of 1999, and regulations promulgated thereunder, or the Companies Law, each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company and whether or not that shareholder has a personal interest (as defined herein). Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company and whether or not that shareholder has a personal interest (as defined herein). Shareholders who do not so indicate will not be eligible to vote their Shares as to such proposals.

The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:

(i) a personal interest of that person’s relative (i.e. spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or

(ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer). For the purpose of approving related-party transactions (such as Proposals No. 2 and 5), the term also includes any shareholder that holds 25% or more of the voting rights of a company if the company has no shareholder that owns more than 50% of its voting rights and two or more shareholders who have a personal interest in such a transaction are deemed to be joint holders.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted on Proposal Nos. 3, 5, and Proposal No. 2 in the event that Proposal No. 3 is not approved at the Meeting.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore we believe that (other than our directors, officers and their relatives), none of our shareholders should have a personal interest in Proposal Nos. 2, 3 and 5. Such shareholders should mark “NO” in in items 2a, 3a or 5a on the proxy card or voting instruction form (or in their electronic submission).

Joint holders of shares should note that, pursuant to our Articles, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

Voting Procedures; Expressing Positions

Registered Shareholders

Shareholders registered in the Company’s shareholders register (“Registered Shareholders”) may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company’s offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Beneficial Owners

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other nominee, through Cede & Co., referred to as beneficial owners, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the Shares on the record date. If you are a beneficial owner whose Shares are held through bank, broker or other nominee, you should follow the directions provided by your broker or nominee regarding how to instruct them to vote your Shares. It is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote if the shareholder wants its Shares to count for the proposal.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal (although, as described under “Quorum” above, they will be counted for the purpose of determining a quorum).

Revocation of Proxies

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if such Shareholders are the record holders of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, to the attention of Mr. Yuval Fessler, the General Legal Counsel of the Company, no later than July 19, 2020. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Voting Results

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Proxy Solicitation

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about July 6, 2020 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Proxies must be submitted to the Company’s transfer agent no later than 11:59 p.m. EST on July 28, 2020, or to our offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, to the attention of Mr. Yuval Fessler, General Counsel of the Company no later than 8:00 a.m. (Israel time) on July 29, 2020. Proxies delivered to the Company or to its transfer agent following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at the Investor Relations section of our Company’s website, www.tufin.com. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2019, please see Item 6.B. of our Annual Report for the year ended December 31, 2019, filed on Form 20-F with the Commission on March 18, 2020 and accessible through the Commission’s website at www.sec.com.

DIRECTOR INDEPENDENCE

Our Board has determined that Ohad Finkelstein, Yuval Shachar, Yair Shamir, Edouard Cukierman, Peter Campbell, Dafna Gruber, Tom Schodorf and Brian Gumbel are each an Independent Director under the New York Stock Exchange Rules.

Our Board has further determined that each member of our audit committee is independent for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and that each member of our compensation committee is “independent” for purposes of Section 10C(a)(3) of the Exchange Act. All members of our audit committee also meet the requirements for financial literacy under NYSE rules, and our board of directors has determined in its business judgment that Dafna Gruber is an audit committee financial expert as defined by the SEC rules and has the requisite accounting or related financial management expertise as required by NYSE corporate governance requirements.

Board Structure and Lead Independent Director

Mr. Reuven Kitov is the Company’s Co-Founder, Chairman of the Board of Directors and Chief Executive Officer. In its May 2020 meeting, the Board of Directors has resolved to adopt the role of a lead independent director, and to appoint Mr. Tom Schodorf to such position. The purpose of the lead independent director role is to facilitate strong independent Board of Directors leadership and ensure independent oversight.

The responsibilities and authorities of the lead independent director include the following:

•	Presiding at all meetings of the Board of Directors at which the Chairman is not present, including executive sessions of the independent directors;
•	Serving as a liaison between the Chairman and the independent directors;
•	Having the authority to recommend that the Board of Directors retain consultants or advisers that report directly to the Board of Directors;
•	Approving information sent to the Board of Directors;
•	Approving meeting agendas for the Board of Directors;
•	Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;
•	Having the authority to call meetings of the independent directors; and
•	If requested by major shareholders, ensuring that he is available for consultation and direct communication.

Tom Schodorf has served as a member of our board of directors since 2019. Mr. Schodorf founded View Consulting LLC, specializing in advisory services for the technology industry, in 2014. He previously served as Senior Vice President of Sales and Field Operations of Splunk Inc. (traded on Nasdaq) from October 2009 to March 2014, and prior to that, he held various sales and executive management positions at BMC Software and IBM. Mr. Schodorf has also been a director of Egnyte since 2018, of OutSystems since 2017, of Rapid7 since 2016 and of Kaseya since 2014. Mr. Schodorf holds a Masters of Business Administration degree from the University of Dayton in Dayton, Ohio and a Bachelor of Science in Business Administration from the Ohio State University in Columbus, Ohio.

Based on Mr. Schodorf’s contributions to date as a member of the Board of Directors, his extensive board experience and strong operational background, the Board of Directors resolved to appoint Mr. Schodorf as lead independent director.

On May 26, 2020, the Board of Directors resolved to adopt the corporate governance exemption set forth in Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, or the Regulation. Accordingly, upon adoption of the exemption in accordance with the Regulation, the Company is exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law.

The transition rules set forth in the Regulation provide that the former external directors have the right to remain in office as our directors at their option after the exemption is adopted, until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders following the adoption of the exemption under the Regulation. In accordance with the amended and restated articles of association of the Company and the Regulation, Mr. Peter Campbell and Ms. Dafna Gruber’s term shall end in accordance with their respective classification, as shall be determined by the Board of Directors.

Nominating and Corporate Governance Committee Chair

Our Nominating and Corporate Governance Committee is currently comprised of three members of the Board of Directors: Ms. Dafna Gruber, Mr. Yair Shamir and Mr. Yuval Shachar. On May 26, 2020, our Board of Directors resolved to appoint Mr. Yuval Shachar as chair of the nominating and corporate governance committee.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL NO. 1

APPROVAL OF THE RE-ELECTION OF EACH OF MR. YUVAL SHACHAR, MR. REUVEN
HARRISON AND MR. EDOUARD CUKIERMAN, AS A DIRECTOR OF THE COMPANY TO HOLD
OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

At the Meeting, shareholders will be asked to approve the re-election of each of Mr. Yuval Shachar, Mr. Reuven Harrison and Mr. Edouard Cukierman, as a director of the Company to hold office until the close of the Company’s annual general meeting to be held in 2023. Our Board has determined that each of the director nominees, other than Mr. Reuven Harrison, qualifies as an “independent director” under the rules of the NYSE.

There are currently ten directors serving on the Board of Directors, three of whom are standing for re-election under this Proposal No. 1. All of our directors attended 90% or more of the meetings of the Board of Directors and its committees on which they served.

Set out below are details on the directors standing for re-election or election:

Yuval Shachar has served as a director since October 2009. Mr. Shachar is the Executive Chairman and Co-Founder of Team8, a venture capital firm specializing in incubation of security companies. Mr. Shachar serves as Founding Venture Partner of Innovation Endeavors, which he joined at its inception, previously serving as an investment partner of its predecessor fund from 2013. Mr. Shachar served as Co-Founding Partner of Marker LLC and its predecessors from 2011. From 2004 to 2009, he served as General Manager of a Cisco business unit in its Service Provider group. Prior to that, Mr. Shachar served as Co-Founder, President and CEO of P-Cube (which was acquired by Cisco), and co-founded each of Pentacom and Infogear (which were each acquired by Cisco). From 1995 to 1998, Mr. Shachar served as Vice President of Research and Development at VocalTec Ltd. (which completed an IPO on The Nasdaq Stock Market, or Nasdaq, in 1996), and previously held key engineering and management positions at National Semiconductors. Mr. Shachar holds a Bachelor of Science degree in Mathematics and Computer Science from Tel Aviv University in Israel.

Reuven Harrison is our Chief Technology Officer, Co-Founder and a director, which positions he has held since co-founding Tufin in January 2005. Prior to co-founding Tufin, Mr. Harrison held key software developer positions at Check Point Software Technologies, Inc. from 1999 to 2003, as well as other key positions at Capsule Tech, Inc. from 1997 to 1999 and ECS Inc. from 1991 to 1996. Mr. Harrison holds a Bachelor of Arts degree in Mathematics and Philosophy from Tel Aviv University in Israel.

Edouard Cukierman has served as a director since 2014. Mr. Cukierman has been a Founding and Managing Partner of Catalyst Investments since its establishment in 1999, and has served as the Chairman of Cukierman & Co. Investment House since its establishment. Prior to establishing and managing Catalyst Investments, Mr. Cukierman was the President and Chief Executive Officer of Astra Technological Investments, a Venture Capital Fund established in 1993. Mr. Cukierman serves as a board member of Dori Media Group. He is also is the Founder of the GoforIsrael annual conference. Mr. Cukierman served as a Reserve Officer of the Crisis & Hostage Negotiation Team and IDF Spokesman Unit. Mr. Cukierman holds a Master of Business Administration degree from INSEAD University in Fontainebleau, France and a Bachelor of Science degree from the Technion, Israel Institute of Technology in Haifa, Israel.

Each of the director nominees named above has certified to us that he complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

For information on the compensation payable to our directors, please see our annual report for the fiscal year ended December 31, 2019, filed on Form 20-F with the Commission on March 18, 2020 (the “Annual Report”).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Mr. Yuval Shachar, Mr. Reuven Harrison and Mr. Edouard Cukierman, as a director of the Company to hold office until the close Company’s annual general meeting to be held in 2023.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

PROPOSAL NO. 2

APPROVAL OF AMENDMENTS TO THE COMPENSATION TERMS OF THE COMPANY’S
NON-EXECUTIVE DIRECTORS

The Company’s shareholders have previously approved the terms of compensation for the Company’s independent and external directors, such that each independent and external director is entitled to receive (i) a base payment of $35,000 per year (the “Base Payment”); (ii) equity-based compensation of $150,000 per year of grant in the form of options (“Director Options”), vesting 100% on the first anniversary of the date of grant (other than upon joining the Board of Directors, in which case the option grant upon joining the Board of Directors will apply), according to appropriate valuation practice at the time of such grant; and (iii) upon joining the Board of Directors, $250,000 in Director Options, according to appropriate valuation practices at the time of grant, all of which shall vest in three equal installments over three years (the term of a director). In addition, the independent directors are currently entitled to an additional amount of $15,000 per year to the Base Payment that will be paid to a director serving as chairperson of a Board committee or committees, and each director serving as a member of a Board committee or committees are entitled to an additional amount of $7,000 per year per committee membership (for up to two committee memberships, provided that if a director is serving as chair of one committee and member of one or more other committee, such director would receive one payment as committee chair and one payment as committee member).

The compensation committee and the Board of Directors resolved to recommend to the shareholders at the Meeting to amend the aforementioned equity compensation terms to non-executive directors as follows:

•
In lieu of the Director Options, each non-executive director will be entitled to receive an annual equity-based compensation of $150,000 in the form of RSUs (“Director RSUs”), vesting 100% on the first anniversary of the date of grant (other than in the year of upon joining the Board of Directors in which case the RSU grant upon joining the Board of Directors will apply) according to appropriate valuation practice at the time of such grant;

•
Upon joining the Board of Directors, $250,000 in Director RSUs, according to appropriate valuation practices at the time of grant, all of which will vest in three equal installments over three years (the term of a director).

In addition, in order to structure the Company’s compensation terms for non-executive directors, such that the compensation terms better reflect the time invested by the Company’s directors, lead independent director, committee chairs and committee members, the Board of Directors resolved to recommend to the shareholders to approve the following non-executive director cash compensation framework:

	Member	Chair/Lead Independent
Board Service (Base Payment)	$35,000	$50,000
Audit Committee	$10,000	$20,000
Compensation Committee	$5,000	$12,000
Nominating and Governance Committee	$4,000	$8,000

In determining the aforementioned non-executive director cash compensation amounts, our compensation committee and the Board of Directors considered data provided by Radford with regards to annual cash compensation of non-executive directors for public companies in the software industry for each category listed in the table above (the “Radford Survey”), as well as data from an independent survey we conducted among companies with comparable activities and market capitalization. Based on the Radford Survey, the proposed cash compensation terms are just below the 50th percentile of comparable companies for all of the categories listed above.

In light of the survey data that our board reviewed and our assessment of appropriate compensation practices for non-executive directors, we believe that the compensation terms set forth in this proposal above are in the best interests of the Company and its shareholders. In evaluating this proposal, we considered the importance of the peer survey data and compensating our non-executive directors in line with similar situated companies. In addition, we considered the advantages that this proposal could have for our overall dilution management strategy. In particular, the Company is committed to vigilant management of dilution and takes steps to manage the long-term effects of its equity grant programs. As part of our disciplined approach towards managing dilution, we determined that it was appropriate to replace non-executive equity awards of options with RSUs, which could provide advantages for our dilution strategy and present a clearer alignment between the Company and our equity strategy. Moreover, our Board considered that this proposal could reduce risk in our director compensation program, by awarding directors RSUs instead of options, and that these awards are appropriate for the Company at this time and its stage.

If this Proposal No. 2 is approved at the Meeting, the Director RSUs will be granted under the Company’s 2019 Equity-Based Incentive Plan or any subsequent incentive plan of the Company (the “Incentive Plan”). The date of grant of the initial Director RSUs proposed to be granted this year will be the Meeting date. The date of grant of subsequent annual Director RSUs to be granted to each independent director in each future year as described in clause (ii) above will be the day immediately following the date of the annual general meeting of Company shareholders in such year (provided that such director is still serving as a director at such time) and calculated according to appropriate valuation practices at the time of grant.

The proposed compensation is in accordance with the Company’s Incentive Plan. However, it is not consistent with the Company’s current compensation policy, and at the Meeting, our shareholders will therefore be asked to approve certain amendments to the Company’s compensation policy as further described under Proposal 3, including the adjustment of cash compensation that may be paid to committee chairs, lead independent director and committee members.

In the event that Proposal No. 3 is approved by shareholders, this Proposal No. 2 will require the affirmative vote of a majority of the shares voting on the matter. In the event that Proposal No. 3 is not approved by the Company’s shareholders, this Proposal No 2. will require the affirmative vote of a majority of the shares voting on the matter, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendment of compensation terms of the Company’s non-executive directors as detailed in the Proxy Statement dated June 24, 2020.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

PROPOSAL NO. 3

APPROVAL OF AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

As required under the Companies Law, we have adopted a compensation policy regarding the terms of office and employment of our executive officers and directors. Our current compensation policy was approved on March 21, 2019.

Pursuant to the Companies Law, the compensation policy must be reviewed from time to time by our compensation committee and Board of Directors, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company. Accordingly, in light of the experience gained in the implementation of the compensation policy, the recent increase in the cost of liability insurance policies and the Board of Directors determination to amend the cash compensation arrangements for the members of the Board of Directors, committee chairs and lead independent director, our compensation committee and the Board propose to amend the framework for the liability insurance policy in the Compensation Policy, and amend the framework for Board of Director compensation. Accordingly, shareholders are asked to approve specific amendments to the compensation policy as follow:

D&O Insurance Terms

It is proposed to amend Section 23.1 of the compensation policy as follows (additions are underlined and bold, and deletions are struck through and bold):

23.1. Tufin may provide “Directors’ and Officers’ Liability Insurance” (the "Insurance Policy”), as well as a “run off" insurance policy for its Executive Officers as follows:

•	The annual premium to be paid by Tufin shall not exceed $~~750,000~~ 3,000,000 of the aggregate coverage of the Insurance Policy;
•	The limit of liability of the insurer shall be up to $75 million per event and in the aggregate in the insurance period.
•	The deductible amount per each claim shall not exceed $~~1,300,000~~ 4,000,000.
•
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the relevant organs of the Company, which ensure that the terms of the Insurance Policy comply with the above.

•
The policy will also cover the liability of the controlling shareholders due to their positions as Executive Officers in the Company, from time to time, provided that the coverage terms in this respect do not exceed those of the other Executive Officers in the Company.

Director Cash Compensation Terms

It is proposed to amend Section 25 of the compensation policy as follows (additions are underlined and bold and deletions are struck through and bold):

25. The compensation of the Company’s directors (including external directors and independent directors) shall not exceed the following:

25.1.	Base payment of up to $50,000 per year (the "Base Payment");
25.2.	Chairman of the Board and Lead Independent Director - an additional amount of up to $35,000 per year to the Base Payment;
25.3.	Committee Chairman - an additional amount of up to $~~15,000~~ 20,000 per year to the Base Payment;
25.4.	Committee member - an additional amount of up to $~~7,500~~ 10,000 per year to the Base Payment;

Amending the Company’s compensation policy requires the affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendment to the Company’s compensation policy for directors and officers, as detailed in the Proxy Statement, dated June 24, 2020.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

PROPOSAL NO. 4

APPROVAL OF AMENDMENTS TO THE AMENDED AND RESTATED ARTICLES OF
ASSOCIATION OF THE COMPANY TO ADD A FORUM SELECTION PROVISION

Currently, our Articles do not include a forum selection provision. In response to a March 2020 decision in the Delaware Supreme Court validating federal forum selection provisions, the Board of Directors reviewed the adoption of an exclusive forum selection provision from a legal and policy perspective. In light of this Delaware Supreme Court decision in Salzburg et al. v. Matthew Sciabacucchi, No. 346, 2019 (Del.) and additional considerations discussed below, our Board of Directors has determined that it is in the best interests of the Company to seek to include an exclusive forum selection provision in our Articles. The Amendment is not being proposed in anticipation of any specific litigation or transaction.

We are seeking shareholder approval to amend our Articles to add a new Article 106 to provide that, unless we consent in writing to the selection of an alternative forum:

•
the federal district courts of the United States shall be the exclusive forum for the resolution of any claim arising under the Securities Act of 1933, as amended (the “federal forum selection provision”); and

•
the Tel Aviv District Court (Economic Division) shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law 5759-1999 or the Israeli Securities Law 5728-1968 (the “Israeli forum selection provision”) (together, the “Amendment”).

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to these provisions.

Effect of the Amendment

We believe that adopting the Amendment is in the best interests of the Company and its shareholders for the following reasons:

•	The federal forum selection provision allows for the consolidation of multi-jurisdiction litigation and reduces the risk that the outcome of cases in multiple jurisdictions could be inconsistent;

•	The Amendment will help avoid state court forum shopping and provide for efficiencies in managing the procedural aspects of securities litigation; and

•
The Amendment provides that all intra-corporate disputes be litigated in the State of Israel, where the Company is incorporated and whose law governs such disputes. Moreover, the Israeli courts have developed considerable expertise in dealing with corporate law issues involving Israeli listed companies, as well as a substantial and influential body of case law construing Israel’s corporate law and long-standing precedent regarding corporate governance.

The Amendment will only regulate the forum where shareholders may file certain claims; it does not restrict the ability of our shareholders to bring such claims, nor does it affect the remedies available if such claims are successful. Moreover, the Company will retain the ability to consent to an alternative forum in circumstances where the Company determines that its interests and those of its shareholders are best served by permitting a particular dispute to proceed in a forum other than the federal district courts or State of Israel, as applicable.

Given these considerations, the Board of Directors has determined that it is in the best interests of the Company that the Articles be amended to include these exclusive forum selection provisions. There is, however, uncertainty as to whether a court would enforce these provisions, and although current case law indicates it is enforceable, there is no certainty that this will remain the case in the future. In addition, although we are seeking approval of these provisions for the reasons cited above, if these provisions are approved and implemented, this Amendment may also have the effect of limiting investors’ ability to bring a claim in a judicial forum that they find favorable.

Language of Proposed Amendment

If approved, the amendment would enable us to amend our Articles by adding a new Article 106 to read as follows:

FORUM SELECTION

106. (a) unless the Company consents in writing to the selection of an alternative forum, and other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert in the courts of the State of Israel, with respect to any causes of action arising under the Securities Act of 1933 as amended, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended; and (b) unless the Company consents in writing to the selection of an alternative forum, the Tel Aviv District Court (Economic Division) shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law 5759-1999 or the Israeli Securities Law 5728-1968. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to these provisions.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to amend the Company’s Amended and Restated Articles of Association to add a federal forum selection provision and an Israeli forum selection provision, as detailed in the Proxy Statement, dated June 24, 2020.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

PROPOSAL NO. 5

APPROVAL AND RATIFICATION OF THE COMPANY’S D&O INSURANCE POLICY

Generally, the Companies Law requires shareholder approval for the purchase of D&O insurance. The purchase of such insurance is standard practice for public companies, including the Company, and the Company believes that the purchase of such insurance is critical to maintaining and attracting quality directors and officers.

In accordance with the Companies Law, such proposed liability insurance for directors and officers will not provide coverage for: (i) violations of a director’s or officer's fiduciary duty toward the company if the director or officer did not act in good faith and with a reasonable basis to assume that his or her actions would not harm the company; (ii) breaches of the duty of care, if committed intentionally or recklessly; (iii) liability for acts committed with the intent to derive an illegal personal gain; or (iv) monetary fines or penalties.

In view of the risks associated with the Company’s business and the market capitalization, our compensation committee approved and recommended, and the Board of Directors approved and further recommended, that the shareholders approve the purchase of a total coverage of $30 million, a base premium in the amount of $1,876,192, and an additional contingent premium in the amount of $320,063 per annum and with a total deductible of $ 2.5 million.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the purchase of directors and officers insurance with a total coverage in the amount of $30 million as described in the Proxy Statements dated June 24, 2020”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

The aforementioned terms of the D&O insurance are not consistent with the Company’s current compensation policy. As such, the affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.

PROPOSAL NO. 6

APPROVAL OF A GRANT OF RSUS TO THE COMPANY’S CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Overview of Proposal

At the meeting shareholders are requested to approve a grant of RSUs to the Company’s chairman of the Board of Directors and chief executive officer, Mr. Reuven Kitov.

Under the Companies Law, arrangements regarding the compensation of a director in a public company, including compensation relating to any other position in the company held by the director, require the approval of the company’s compensation committee, board of directors and shareholders, in such order. Mr. Reuven Kitov serves as both our Chairman of the Board of Directors and chief executive officer. The grant of RSUs to our president and chief executive officer, as described below, has been approved by our compensation committee and Board of Directors, and, in accordance with the Companies Law, requires approval by our shareholders.

Our compensation committee and Board of Directors approved the grant of RSUs described below as they believe that, together with the current terms of Mr. Kitov’s compensation, taken together with Mr. Kitov’s holdings in the Company as Co-Founder, it would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, including its long-term strategy. In approving the grant of RSUs, our independent compensation committee and Board of Directors considered various factors, including among others: (i) the current terms of Mr. Kitov’s compensation and (ii) the financial and business results of the Company, and (iii) Mr. Kitov’s leading role in the Company’s leadership.

Consistent with the compensation policy, and taking into account numerous factors, including the provisions of the compensation policy and a Radford Equity Guidelines study with regard to RSU grants, our Board of Directors, following the recommendation of our compensation committee, approved, and is recommending that the shareholders approve, the grant of 90,000 RSUs to the Company’s Chairman of the Board of Directors and chief executive officer, Mr. Kitov (the “CEO Equity Grant”). As of such date, the value of the proposed award to Mr. Kitov was $913,500 .

If approved, the RSUs will be granted under the 2019 Equity-Based Incentive Plan and vest in equal installments over a period of four (4) years, such that 25% of the RSUs would vest upon the lapse of each 12 month period following the date of shareholder approval, provided that Mr. Kitov remains continuously an employee or a service provider of the Company or its affiliates throughout each such vesting date. The grant is subject to the execution of an appropriate RSU agreement with the Company, confirming the terms and conditions applying to the grant. The RSUs will expire upon the earlier of (i) ten years following the date of grant, and (ii) 90 days following the termination of Mr. Kitov’s employment with the Company.

Key Considerations for Evaluating this Proposal

The following are the key considerations for evaluating this proposal.

1. The CEO Equity Grant aligns with long-term shareholders’ interests and aligns with shareholder value.

The compensation committee and the Board of Directors believe that, to align the interests of the Company’s CEO with those of the Company’s shareholders, it is important that the CEO maintain a meaningful level of share ownership in the Company. The CEO Equity Grant of 90,000 RSUs vesting over a four-year period is “at risk” compensation based on the future performance of the Company’s share price over a long-term period. The award is also contingent on Mr. Kitov’s continued employment at the Company throughout this period. This type of long term equity grant helps align pay with stockholders’ interests by incentivizing CEO performance and aligning our CEO’s compensation with long-term shareholder value.

2. The CEO Equity Grant amount was determined by our compensation committee and Board of Directors based on appropriate considerations, including peer data provided by our independent compensation consultant.

In determining the size of the proposed CEO Equity Grant, our compensation committee and Board of Directors considered:

•	Mr. Kitov’s responsibilities as CEO and Chairman of the Board and his performance in these roles;

•	Mr. Kitov’s existing cash and equity compensation;

•	the degree of achievement of Company financial performance targets and strategic goals during previous fiscal years, including the 22% increase in our total revenues in 2019 compared with 2018; and

•	data provided by Radford, our independent compensation consultant, regarding cash and equity compensation awarded to executive officers of peer companies in our industry.

In approving the proposed CEO Equity Grant and bringing it to a shareholder vote, our compensation committee and Board of Directors considered all of the above matters. For example, the personal compensation packages of our executives are determined by the compensation committee and the Board based on a performance review process for our CEO that is conducted by the compensation committee on an annual basis. In addition, the compensation committee has engaged Radford, which is part of the Rewards Solutions practice at Aon plc, as an independent, outside consultant, to provide it with advice related to our executive and non-employee director compensation programs and to assist in the design, formulation, analysis and implementation of our compensation program. The information provided by Radford relating to the compensation practices of peer companies aids the decision-making process of the compensation committee and Board of Directors and supports our ability to inform our shareholders of the Company’s relative positioning on compensation.

Our peer group, or the Peer Group, was constructed with careful consideration and represents an appropriate comparison pool based on the peer companies’ industry, size, revenues and maturity stage.

With respect to the data provided by Radford, our compensation committee and Board of Directors specifically considered that Mr. Kitov’s total target cash compensation was approximately at the 25th percentile compared to the cash compensation of chief executive officers of peer companies within our industry. In addition, Mr. Kitov’s cash compensation has been reduced pursuant to the cost reduction measures instituted by the Company as a result of COVID-19 by twenty percent. The Board of Directors and compensation committee specifically considered such reductions, and deemed them to be in the best interest of the Company and its shareholders at this time due to uncertainties in the market for the Company.

3. Any dilutive impact of the CEO Equity Grant is minor, and the Company’s overall dilution level should not impact shareholders’ decision to support an award of equity to our CEO that aligns pay with shareholders’ interests.

The proxy advisory firm, ISS, has a policy applicable to Israeli foreign private issuer companies to recommend against any proposal involving an equity award if total dilution exceeds 10 percent. By contrast, for domestic issuers, a proposal related to CEO compensation would be evaluated based on a framework that focuses on pay for performance metrics. We believe that this proposal should be evaluated by our shareholders based on a pay for performance assessment that takes into account whether the CEO is appropriately compensated for his performance. The Company is committed to vigilant management of dilution and takes steps to manage the long-term effects of all employee equity grants by considering its shares reserved for issuance and overall levels of equity grants made to all of its employees and directors. However, the CEO Equity Grant at issue in this proposal is not the key mechanism through with the Company manages its overall dilution strategy. In fact, the CEO Equity Grant would only constitute 0.25% of the Company’s outstanding share capital. Moreover, the principal consideration for a proposal on CEO pay is and should be appropriately compensating a CEO for his performance and ensuring alignment of pay with shareholder interests and long-term value, and the CEO Equity Grant achieves this purpose.

With respect to our overall dilution rate, the compensation committee understands it must take a disciplined approach to managing the long-term effects of equity incentive grants while taking into account our compensation and growth needs. We note that we are a high growth technology company and that equity is a significant component of our employees’ compensation. The Company remains committed to open and ongoing dialogue with its shareholders and welcomes regular feedback regarding its compensation policies and programs.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of 90,000 RSUs to Mr. Reuven Kitov, Chairman of the Company’s Board of Directors and Chief Executive Officer, as described in the Proxy Statements dated June 24, 2020.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

PROPOSAL NO. 7

APPROVAL OF GRANT OF RSUS TO THE COMPANY’S DIRECTOR AND CHIEF TECHNOLOGY OFFICER

At the meeting shareholders are requested to approve the grant of RSUs to the Company’s director and chief technology officer, Mr. Reuven Harrison.

Under the Companies Law, arrangements regarding the compensation of a director in a public company, including compensation relating to any other position in the company held by the director, require the approval of the company’s compensation committee, board of directors and shareholders, in such order. Mr. Reuven Harrison serves as both a member of the Board of Directors and chief technology officer. The grant of RSUs to our chief technology officer and director, as described below, has been approved by our compensation committee and Board of Directors, and, in accordance with the Companies Law, requires approval by our shareholders.

Our compensation committee and Board of Directors approved the grant of RSUs described below as they believe that, together with the current terms of Mr. Harrison’s compensation, it would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, including its long-term strategy. In approving the grant of RSUs, our independent compensation committee and Board of Directors considered various factors, including among others: (i) the current terms of Mr. Harrison’s compensation and (ii) and Mr. Harrison’s role in the Company’s leadership.

The compensation committee and the Board of Directors believe that, to align the interests of the Company’s CTO with those of the Company’s shareholders, it is important that the CTO maintain a meaningful level of share ownership in the Company through long term time-based vesting RSUs. The CTO equity grant of 60,000 RSUs vesting over a four-year period is “at risk” compensation based on the future performance of the Company’s share price. The award is also contingent on Mr. Harrison’s continued employment at the Company. This type of long term equity grant helps align pay with shareholders’ interests by incentivizing performance and aligning our CTO’s compensation with long-term shareholder value.

With respect to the data provided by Radford regarding Mr. Harrison’s compensation, our compensation committee and Board of Directors specifically considered that Mr. Harrison’s total target cash compensation was approximately at the 25th percentile compared to the cash compensation of chief technology officers of peer companies within our industry. In addition, Mr. Harrison’s cash compensation has been reduced by twenty percent pursuant to the cost reduction measures instituted by the Company as a result of COVID-19. The Board of Directors and compensation committee specifically considered such reductions, and deemed them to be in the best interest of the Company and its shareholders at this time due to uncertainties in the market for the Company. With regard to Mr. Harrisons’ equity compensation, the proposed grant is on a par with the awards previously granted to the Company’s senior executives and therefore the proposed grant is meant to align Mr. Harrison’s compensation with that of the Company’s other senior executives.

Consistent with the compensation policy, and taking into account numerous factors, including the provisions of the compensation policy and a Radford Equity Guidelines study with regard to RSU grants, our Board of Directors, following the recommendation of our compensation committee, approved, and is recommending that the shareholders approve, the grant of equity awards consisting of 60,000 RSUs to the Company’s chief technology officer and member of Board of Directors, Mr. Harrison. As of such date, the value of the proposed award to Mr. Harrison, at the vesting commencement date, was $609,000.

If approved, the RSUs will be granted under the 2019 Equity-Based Incentive Plan and vest over a period of four (4) years, such that 25% of the RSUs would vest upon the lapse of each 12 month period following the date of shareholder approval provided that Mr. Harrison remains continuously a service provider of the Company or its affiliates throughout each such vesting date. The grant is subject to the execution of an appropriate RSU agreement with the Company, confirming the terms and conditions applying to the grant. The RSUs will expire on earlier of 10 years following the date of grant, or (ii) the termination of Mr. Harrison’s employment with the Company. Further, the RSUs will be granted in accordance with 102 of the Income Tax Ordinance (New Version), 5721-1961 (the “Income Tax Ordinance”).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of 60,000 RSUs to Mr. Reuven Harrison, member of the Company’s Board of Directors and Chief Technology Officer, as described in the Proxy Statements dated June 24, 2020.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

PROPOSAL NO. 8

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF KESSELMAN &
KESSELMAN, A MEMBER FIRM OF PRICEWATERHOUSECOOPERS INTERNATIONAL
LIMITED, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING
AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and our Articles, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Articles, the Board of Directors (or a committee, if it is so authorized by the Board of Directors) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s audit committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the New York Stock Exchange.

Following the recommendation by the Company’s audit committee and the Board, it is proposed that Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2019 and have no relationship with the Company or with any affiliate of the Company, except as described in the Annual Report.

Information on fees paid to the Company’s independent public accountants may be found in Item 16.C of the Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

OTHER BUSINESS

The Board of Directors is not aware of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than July 29, 2020 at 8:00 a.m. Israel time.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.tufin.com. Shareholders may download a copy of these documents without charge at www.tufin.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Reuven Kitov,
Chief Executive Officer and Chairman of the Board of Directors

June 24, 2020